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January 7, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 4720

Re:	BioSante Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A
Form 8-K dated October 14, 2009
File Number: 001-31812

Dear Mr. Rosenberg:

We are responding on behalf of BioSante Pharmaceuticals, Inc., a Delaware corporation, to your letter, dated December 15, 2009, to Mr. Phillip B. Donenberg, Chief Financial Officer, Treasurer and Secretary of BioSante, regarding BioSante’s annual report on Form 10-K for the fiscal year ended December 31, 2008, definitive proxy statement on Schedule 14A in connection with BioSante’s 2009 annual meeting of stockholders and BioSante’s current report on Form 8-K dated October 14, 2009.

For your convenience, please note that your comments are repeated below in italicized type, and the numbered items below correspond to the number of the corresponding comment set forth in your letter.  BioSante’s responses are provided below each comment.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 1 Description of Business, page 1

1.                                      Comment:  Your agreement with Azur Pharma International II Limited appears material.  Please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  If you disagree with our opinion as to the materiality of this agreement, please provide us with the basis of your disagreement.

Response:  Item 601(b)(10)(ii) of SEC Regulation S-K provides that registrants need not file a contract if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant,” unless it falls into one or more of the categories specified therein.  Each of BioSante’s two agreements with Azur Pharma International II Limited (Azur) is of a type that ordinarily accompanies the kind of business conducted by BioSante and, in fact, is similar to other agreements that BioSante has entered into in the past.  One of BioSante’s principal business strategies for over the past 10 years has been to in-license and out-license technologies and products.  Accordingly, BioSante has determined that each of its in-license and out-licensing agreements, including its agreements with Azur, is of a type that ordinarily accompanies the kind of business conducted by BioSante.  Therefore, unless the agreements fall into one of the specified categories listed in Item 601(b)(10)(ii), the contracts do not need to be filed.  The only two categories that could be relevant to BioSante’s agreements with Azur are Item 601(b)(10)(ii)(B) and Item 601(b)(10)(ii)(C).  Item 601(b)(10)(ii)(B) requires the filing of any contract “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services … or license or other agreements to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”  Item 601(b)(10)(ii)(C) requires the filing of any contract “calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant.” For the reasons described below, BioSante has determined that its business is not currently “substantially dependent” upon the license agreement with Azur and that the asset purchase agreement with Azur does not relate to the disposition of property, plant or equipment exceeding 15 percent of such fixed assets of BioSante; and therefore, BioSante has not filed its agreements with Azur as material contracts.

In December 2008, BioSante entered into a license agreement with Azur for the marketing of Elestrin™, which is an estradiol gel indicated for the treatment of moderate-to-severe vasomotor symptoms associated with menopause, in the United States.  Upon execution of the license agreement, BioSante received a $500,000 product licensing fee.  Under the license agreement, BioSante is entitled to receive royalties on sales of Elestrin and additional payments of up to an aggregate of $140 million if certain sales-based milestones are achieved. It is customary that license agreements contain such up-front license fees, royalty provisions and sales-based milestones.  It is also customary that the sales-based milestones often are “stretch” goals, the achievement of which would result in significant monetary payments.

BioSante recognized royalty and other revenues from sales of Elestrin of $90,934 during the nine month period ended September 30, 2009 and $176,856 during the year ended December 31, 2008, neither of which were considered by management to be significant amounts.  These amounts reflect the gross royalty revenue BioSante received and not BioSante’s corresponding obligation to pay Antares Pharma, Inc., from whom BioSante licenses the technology underlying Elestrin, a portion of the royalties received.  Prior to licensing Elestrin to Azur, BioSante licensed Elestrin to Bradley Pharmaceuticals, Inc. (which was later purchased by Nycomed US Inc.).  The material facts related to BioSante’s agreements with Azur are that BioSante re-licensed the product (especially since BioSante has no sales and marketing personnel to sell any of its products on a commercial basis) and has the right to receive royalties and sales-based milestones.  These facts were promptly disclosed in a current report on Form 8-K filed by BioSante on December 5, 2008 and again in BioSante’s annual report on Form 10-K for the year ended December 31, 2008.  BioSante has not received any meaningful revenue from Azur through the date of this letter and in light of previous sales of Elestrin, BioSante currently considers the achievement of any sales-based milestones that would result in a material monetary payment to BioSante to be remote.  Accordingly, BioSante believes it is not substantially dependent upon its license agreement with Azur.  If sales of Elestrin in the U.S. were to increase substantially such that BioSante received a material amount of revenue as a result of its license agreement with Azur or if BioSante were to determine at a later date as a result of changed circumstances that its business otherwise has become substantially dependent upon the license agreement, BioSante at that time would reconsider its obligation to file the license agreement as a material contract.  At this time, if BioSante’s license agreement with Azur were to terminate, BioSante believes it would be able to re-license the U.S. commercial rights to Elestrin to another third party as illustrated by BioSante’s ability to re-license the rights to Azur shortly after the termination of BioSante’s former license agreement with Nycomed in August 2008.  Accordingly, since BioSante has not derived any meaningful revenue from Azur and believes that the license agreement with Azur is not otherwise currently  material to BioSante’s business, BioSante has determined that its business is not currently “substantially dependent” upon its license agreement with Azur within the meaning of Item 601(b)(10)(ii)(B) of SEC Regulation S-K.

In connection with entering into the license agreement with Azur in December 2008, BioSante also entered into an asset purchase agreement with Azur.  Under the asset purchase agreement, BioSante transferred certain assets related to the distribution of Elestrin in the U.S., including primarily inventory and certain intellectual property rights and other intangible assets, to Azur in exchange for $2.825 million.  BioSante did not sell any fixed assets to Azur under the asset purchase agreement; and, therefore, determined that the asset purchase agreement did not relate to the disposition of property, plant or equipment exceeding 15 percent of such fixed assets of BioSante within the meaning of Item 601(b)(10)(ii)(C) of SEC Regulation S-K.

Accordingly, since BioSante has determined that its business is not currently “substantially dependent” upon the license agreement with Azur and that the asset purchase agreement with Azur does not relate to the disposition of property, plant or equipment exceeding 15 percent of such fixed assets of BioSante and since BioSante believes these agreements are not otherwise currently material to BioSante or its business, BioSante has not filed its agreements with Azur as material contracts.

2.                                      Comment:  We note that your discussion titled “Our Hormone Therapy Products” states that you have entered into several license and sublicensing agreements covering these products and other proposed products.  It does not appear that these agreements have been filed as exhibits.  Please file them or provide the basis for your belief that you are not required to file them.

Response:  Item 601(b)(10)(ii) of SEC Regulation S-K provides that registrants need not file a contract if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant,” unless it falls into one or more of the categories specified therein.  One of BioSante’s principal business strategies for over the past 10 years has been to in-license and out-license technologies and products.  Accordingly, BioSante has determined that each of its in-license and out-licensing agreements is of a type that ordinarily accompanies the kind of business conducted by BioSante.  Therefore, unless BioSante’s in-license and out-licensing agreements fall into one of the specified categories listed in Item 601(b)(10)(ii), the contracts do not need to be filed.  The only category that is relevant to BioSante’s in-license and out-licensing agreements is Item 601(b)(10)(ii)(B), which requires the filing of any contract “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services … or license or other agreements to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”  Other than BioSante’s license agreement with Antares Pharma, Inc., upon which BioSante has determined that its business is substantially dependent and which agreement BioSante has filed as an exhibit to its most recent annual report on Form 10-K, BioSante has not filed any of its other hormone therapy in-license and out-licensing agreements as material contracts since BioSante has determined for the reasons described below that its business is not currently “substantially dependent” upon any of these other agreements.  In addition, BioSante believes that none of these other agreements is otherwise currently material to BioSante or its business.

The following is a list of BioSante’s current or proposed key hormone therapy products:

•                                          LibiGel® — once daily transdermal testosterone gel in Phase III clinical development under a Special Protocol Assessment (SPA) for the treatment of female sexual dysfunction (FSD).

•                                          Elestrin™ — once daily transdermal estradiol (estrogen) gel approved by the U.S. Food and Drug Administration (FDA) indicated for the treatment of moderate-to-

severe vasomotor symptoms (hot flashes) associated with menopause and marketed in the U.S.

•                                          Bio-T-Gel™ — once daily transdermal testosterone gel in development for the treatment of hypogonadism, or testosterone deficiency, in men.

•                                          The Pill-Plus™ (triple hormone contraceptive) — once daily use of various combinations of estrogens, progestogens and androgens in development for the treatment of FSD in women using oral or transdermal contraceptives.

The following is a list of BioSante’s in-license and out-licensing agreements covering its current and proposed hormone therapy products:

Agreement	Current or Proposed Product
License Agreement, dated June 13, 2000, between Permatec Technologie, AG (now known as Antares Pharma, Inc.) and BioSante Pharmaceuticals, Inc., as amended	Elestrin, LibiGel and other potential products
License Agreement dated December 3, 2008 between BioSante Pharmaceuticals, Inc. and Azur Pharma International II Limited, as amended	Elestrin (U.S.)
Exclusive Distribution Agreement dated December 8, 2008 between BioSante Pharmaceuticals, Inc. and PharmaSwiss SA	Elestrin (Israel)
Development and License Agreement effective as of December 27, 2002 between BioSante Pharmaceuticals, Inc. and Teva Pharmaceuticals USA, Inc., as amended	Bio-T-Gel
Contraceptive License Agreement effective as of June 27, 2005 among BioSante Pharmaceuticals, Inc., Wake Forest University Health Sciences and Cedars-Sinai Medical Center	Triple Hormone Therapy
License Agreement effective as of March 28, 2002, as amended, among BioSante Pharmaceuticals, Inc., Wake Forest University Health Sciences and Cedars-Sinai Medical Center	The Pill-Plus
License Agreement dated May 3, 2007 between BioSante Pharmaceuticals, Inc. and Pantarhei BioScience B.V.	The Pill-Plus (U.S.)
Sublicense Agreement dated August 7, 2001 between BioSante Pharmaceuticals, Inc. and Solvay Pharmaceuticals, B.V.	Estrogen/progestogen combination product (U.S. and Canada)

Agreement	Current or Proposed Product
Sublicense Agreement dated September 1, 2000 between BioSante Pharmaceuticals, Inc. and Paladin Labs Inc.	Elestrin, LibiGel and Bio-T-Gel (Canada)

Other than the license agreement with Antares Pharma, Inc., which is referred to above, the sublicensing agreement with PharmaSwiss SA under which BioSante received $50,000 upfront in December 2008 and the sublicensing agreement with Azur which is addressed in response to Comment No. 1, BioSante has not recognized any revenue from any of the agreements listed above during the past seven years.  If circumstances were to change such that BioSante were to receive a material amount of revenue from one of these agreements or if BioSante were to determine at a later date as a result of changed circumstances that its business otherwise has become substantially dependent upon any of these agreements, BioSante at that time would reconsider its obligation to file the agreement as a material contract.

Of all of BioSante’s current and proposed hormone therapy products, BioSante believes that its proposed LibiGel product has the most potential for commercial success. As BioSante has previously disclosed in its annual report on Form 10-K for the fiscal year ended December 31, 2008 and in its other filings with the Securities and Exchange Commission, BioSante anticipates that LibiGel, if approved by the FDA, could be a very successful product.  BioSante has expressly stated in its SEC filings and news releases that any revenue it does receive from license fees, royalties or otherwise and any funds BioSante raises from equity financings or otherwise will be used primarily to fund its continued development of LibiGel.  BioSante’s objective is to submit a LibiGel new drug application (NDA) to the FDA in the first half of 2011, for a potential approval by the end of 2011.  Because of the importance of LibiGel to BioSante’s business and potential future success, BioSante recognizes that it is likely that if BioSante enters into an out-license agreement for LibiGel that this agreement likely would be one upon which BioSante’s business would be substantially dependent or it otherwise would be material to BioSante and its business, and at that time, BioSante would consider its obligation to file the agreement as a material contract.

3.                                      Comment:  Please expand the discussion of your agreement with Teva USA to quantify the aggregate potential milestone payments that you may receive pursuant to the TEVA agreement and disclose the royalty rate or a reasonable range, such as “single digits,” “teens,” or “twenties.”

Response:  As described in BioSante’s response to Comment No. 2, BioSante believes its business is not currently substantially dependent upon its agreement with Teva Pharmaceuticals USA, Inc. (Teva USA).  In addition, BioSante believes that its agreement with Teva USA at this time is not currently material to BioSante and that inclusion of the potential milestone payments and royalty rates in the “Business” section of BioSante’s annual report on Form 10-K would not be useful disclosure to investors.

As mentioned in BioSante’s response to Comment No. 2, BioSante has not recognized any revenue from its agreement with Teva USA since BioSante’s receipt of an initial upfront license fee of $1.5 million in December 2002.  If circumstances were to change such that BioSante were to receive a material amount of revenue from its agreement with Teva USA or if BioSante otherwise were to determine at a later date as a result of changed circumstances that the agreement is material to BioSante, BioSante at that time would reconsider its obligation to describe the agreement in more detail in BioSante’s periodic reports, including, to the extent relevant and material and to the extent the disclosure of such information would not likely cause substantial competitive harm to BioSante, the potential milestone payments and royalty rates under the agreement.

4.                                      Comment:  Please expand the discussion of your agreement with Wake Forest University Health Sciences and Cedars-Sinai Medical Center to quantify the amounts paid to date, the maintenance payments, aggregate potential milestone payments and the royalty rate or reasonable range.  Please provide similar information regarding your agreements with Paladin and Solvay Pharmaceuticals.

Response:  As described in BioSante’s response to Comment No. 2, BioSante believes its business is not currently substantially dependent upon its agreements with Wake Forest University Health Sciences and Cedars-Sinai Medical Center, Paladin Labs Inc. or Solvay Pharmaceuticals, B.V.  In addition, BioSante believes its agreements with these parties at this time are not otherwise currently material to BioSante and its business.  Therefore, BioSante believes that additional disclosure regarding aggregate potential milestone payments and royalty and other information regarding these agreements in BioSante’s annual report on Form 10-K would not be useful disclosure to investors.

As mentioned in BioSante’s response to Comment No. 2, BioSante has not recognized any revenue from any of its agreements with Wake Forest University Health Sciences and Cedars-Sinai Medical Center, Paladin Labs Inc. or Solvay Pharmaceuticals, B.V. during the past seven years.  At this time and as disclosed in BioSante’s public filings, the product sublicensed to Solvay is not in clinical development and therefore no material revenue is expected in the foreseeable future.  With respect to the agreement with Wake Forest University Health Sciences and Cedars-Sinai Medical Center where BioSante is the licensee as opposed to the licensor, BioSante has made certain maintenance and other payments to Wake Forest University Health Sciences and Cedars-Sinai Medical Center.  The amount of these payments, however, has been immaterial to BioSante.  The future minimum maintenance payments due under the agreement are also immaterial but are disclosed in the notes to BioSante’s financial statements contained in its annual report on Form 10-K for the fiscal year ended December 31, 2008 and are disclosed in BioSante’s contractual obligations table in its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained therein.  If circumstances were to change such that BioSante were to receive a material amount of revenue from any of these agreements or if BioSante otherwise were to determine at a later date as a result of changed circumstances that any of these agreements were material to BioSante or, if in the case of the agreement with Wake Forest University Health Sciences and Cedars-Sinai Medical Center, the amount of payments BioSante was required to make were to become material, BioSante at that time would reconsider its obligation to describe the agreement in more detail in BioSante’s periodic reports, including, to the extent relevant and material and to the extent the disclosure of such information would not likely cause substantial competitive harm to BioSante, the potential milestone payments and royalty rates, and in the case of the agreement with Wake Forest University Health Sciences and Cedars-Sinai Medical Center, the amount of maintenance payments required to be paid under the agreement.

5.                                      Comment:  It appears that you have not filed your agreement with Medical Aesthetics Technology Corporation as an exhibit.  Please file the agreement or provide us with the basis for your belief that you are not required to file it as an exhibit.  Additionally, expand your disclosure to disclose the aggregate potential milestone payments and royalty information.

Response:  As described in BioSante’s response to Comment Nos. 1 and 2, Item 601(b)(10)(ii) of SEC Regulation S-K provides that registrants need not file a contract if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant,” unless it falls into one or more of the categories specified therein.  One of BioSante’s principal business strategies for over the past 10 years has been to in-license and out-license technologies and products. Accordingly, BioSante has determined that its agreement with Medical Aesthetics Technology Corporation (MATC) is of a type that ordinarily accompanies the kind of business conducted by BioSante.  Therefore, unless the agreement falls into one of the specified categories listed in Item 601(b)(10)(ii), the contract does not need to be filed.  The only category that is relevant to BioSante’s agreement with MATC is Item 601(b)(10)(ii)(B), which requires the filing of any contract “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services … or license or other agreements to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”  For the reasons described below, BioSante has determined that its business is not currently “substantially dependent” upon its agreement with MATC and that the agreement is not otherwise currently material to BioSante or its business; and therefore, has not filed the agreement as a material contract.  In addition, because BioSante believes its agreement with MATC is not material, BioSante believes that additional disclosure regarding aggregate potential milestone payments and royalty information in BioSante’s annual report on Form 10-K would not be useful disclosure to investors.

As with many of BioSante’s other license agreements as mentioned in BioSante’s response to Comment No. 2, BioSante has not recognized any revenue from its agreement with MATC since receiving an option license fee of $140,000 in November 2007.  If circumstances were to change such that BioSante were to receive a material amount of revenue from its agreement with MATC or if BioSante were to determine at a later date as a result of changed circumstances that its business has become substantially dependent upon its agreement with MATC, BioSante at that time would reconsider its obligation to file the agreement as a material contract and its obligation to describe the agreement in more detail in BioSante’s periodic reports, including, to the extent relevant and material and to the extent the disclosure of such information would not likely cause substantial competitive harm to BioSante, the potential milestone payments and royalty rates under the agreement.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion & Analysis, page 26

General

6.                                      Comment:  We note that you have provided compensation-related disclosure for only two named executive officers.  We refer you to Item 402(a)(3) of Regulation S-K, whereby compensation disclosure must be provided for three executive officers other than the Principal Executive Officer and the Principal Financial Officer (subject to the requirement that any other executive officer must receive compensation in excess of $100,000).  Please verify that you have no other executive officers for whom you should provide information or, alternatively, please expand this disclosure in accordance with this Item.

Response:  BioSante does not have any other executive officers, other than its principal executive officer and principal financial officer, whose compensation was disclosed in BioSante’s definitive proxy statement on Schedule 14A in connection with BioSante’s 2009 annual meeting of stockholders.  BioSante has approximately 25 employees, most of whom are involved in product development.  Other than BioSante’s principal executive officer and principal financial officer, there is no other individual at BioSante who is in charge of a principal business unit, division or function (such as sales, administration or finance) or who performs a policy making function for BioSante.

Elements of Our Executive Compensation Program, page 31

7.                                      Comment:  We note your disclosure with respect to annual incentive compensation and long-term equity-based incentive compensation.  As these grants appear to be based in part on the achievement of certain undisclosed performance objectives, both by your company as a whole and by the individual named executive officer, please provide us with draft disclosure for your 2009 proxy statement which provides the following:

•                  The actual performance objectives, both for your company and for each named executive officer; and

•                  A discussion of how the level of achievement will affect the actual compensation to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.  Please also confirm that you will discuss the achievement of the each objective.

Response:  As discussed on page 32 of BioSante’s proxy statement in connection with its 2009 annual meeting of stockholders, conceptual performance objectives and individual goals for each executive for any given year are discussed among the executives and the Compensation Committee at the beginning of the year but are not formally established.  BioSante’s Board of Directors and its Compensation Committee view the annual incentive program and long-term incentive program as being completely discretionary programs.  BioSante does not formalize any level of reward (either annual or long-term incentive) that is to be paid to the executives in the event of goal satisfaction.  In determining the amount of both annual incentive compensation and long-term equity-based compensation to be paid to BioSante’s executives, the Compensation Committee considers the conceptual performance objectives and individual executive goals among other factors.  Both the final decision by the Board of Directors and the recommendation by the Compensation Committee are purely subjective decisions that are determined after an overall assessment of a number of factors.  Performance objectives and individual goals are just two of the factors that are considered.   This is true, especially with respect to the determination of annual incentive compensation for 2008 performance.  As disclosed on pages 38 and 40 of BioSante’s 2009 proxy statement, no discretionary cash bonuses were awarded to either of BioSante’s two executive officers in light of the company’s then current cash position, which was deemed by the Board of Directors to be important enough to cause the executives’ performance to be overlooked for purposes of awarding a discretionary cash bonus for 2008 performance.

With respect to the grant of long-term equity-based incentives for BioSante’s executives, the determination of the Board of Directors regarding the number of stock options to grant executives is based primarily on the recommendation of the Compensation Committee, which considers a number of factors, including those described on pages 27-28 and 32-34 of BioSante’s 2009 proxy statement.

In reaching its determination regarding the amount of annual incentive compensation and long-term equity-based compensation for 2008, neither the Board of Directors nor the Compensation Committee assigned any relative or specific weights to the various factors that it considered in reaching its determination.  Rather, the Board of Directors and Compensation Committee used a non-formulaic, subjective and informal approach, basing its determination on a totality of the factors considered by it.

Accordingly, in light of: (1) the completely discretionary nature of the annual and long- term incentive programs maintained by BioSante (2) the informal subjective judgment by the Board of Directors and the Compensation Committee of BioSante in making annual and long-term incentive awards and (3) the fact that the informal company performance and individual performance goals discussed in the beginning of 2008 were not material factors in the final decision to award no annual incentive compensation to BioSante’s executives for 2008 performance or to award long-term equity-based incentives,  BioSante does not believe that any additional disclosure in its 2009 proxy statement regarding performance measures is necessary or would serve as useful disclosure to investors.

Nonetheless, BioSante recognizes that it is possible that in future years company performance goals and individual performance goals may play a more formalized role in determining the amount of annual incentive compensation and long-term equity-based compensation to be paid to BioSante’s executives.  In such event, BioSante will provide detailed disclosure regarding the actual performance objectives, both for the company and for each named executive officer and will discuss the achievement of each objective and how the level of achievement affected the actual compensation paid to the extent the disclosure of such information would not likely cause substantial competitive harm to BioSante.

Form 8-K dated October 14, 2009

Item 9.01 Financial Statements and Exhibits

(b) Pro Forma Financial Information, page 7

8.                                      Comment:  You disclose on page 145 of your S-4 that one of your primary assets was “intellectual property, which cover several product categories including GVAX, oncolytic viruses and anti-body production (including as of August 15, 2009, 95 U.S. and non-U.S. patents issued or granted to Cell Genesys or available for use by Cell Genesys based on licensing arrangements and 82 U.S. and non-U.S. applications pending in its name or available for use by Cell Genesys based on licensing arrangements).”  It appears that you have not recognized these intangibles as an asset acquired in your unaudited pro forma combined consolidated balance sheet.  Please tell us if this intellectual property is included in IPR&D and if not explain why you do not believe this intellectual property should not be identified as an intangible asset.

Response:  BioSante wishes to clarify for the Staff that the although the intellectual property referred to above in Comment No. 8 does represent “technology-based intangible assets,” as described in ASC 805-20-55-38, BioSante does not believe that this intellectual property has any significant separable value from a market participant perspective as of the date of the consummation of BioSante’s legal merger with Cell Genesys (October 14, 2009) as substantially all of this intellectual property is related to research and development efforts of Cell Genesys with no alternative future use.

As disclosed on pages 144-147 of the joint proxy statement/prospectus contained in BioSante’s Registration Statement on Form S-4 filed in connection with BioSante’s merger with Cell Genesys (the “Joint Proxy Statement/Prospectus”) under the heading “Cell Genesys’s Business — Overview,” in August 2008 (prior to any substantive discussions between the managements of BioSante or Cell Genesys) Cell Genesys terminated its ongoing development activities following unfavorable findings of an imbalance in patient deaths between the two treatment arms of its primary pharmaceutical development studies.  In October 2008, Cell Genesys terminated its ongoing development activities based on the results of a futility analysis which indicated that its clinical studies had less than a 30 percent chance of meeting its predefined endpoint of an improvement in patient survival. During the fourth quarter of 2008, Cell Genesys implemented a restructuring plan to eliminate substantially all of its research and development, manufacturing, and product development regulatory activities personnel.

As further discussed under the heading “The Merger — BioSante Reasons for the Merger” on page 80 of the Joint Proxy Statement/Prospectus, BioSante indicates its intention to use the available cash resulting from the transaction “to continue its Phase III clinical studies for LibiGel,” BioSante’s lead pharmaceutical development product. Although BioSante does note in the Joint Proxy Statement/Prospectus that “the combined company will have access to Cell Genesys’s GVAX Immunotherapies,” this is not identified in the Joint Proxy Statement/Prospectus as being the subject of any significant further development effort following the consummation of the transaction.  BioSante management has not undertaken any significant effort to identify, license or market these incidental technology-based intangible assets and does not expect to do so in the foreseeable future.

As a result of the transaction, BioSante believes that its ownership of GVAX-related intellectual property, as evidenced by the patents and patent applications which are now in its possession, represent only limited and highly speculative remnants of the pharmaceutical development efforts of Cell Genesys having no alternative future use, and as such, any value attributed to these items would be expensed (along with IPR&D) on the date of closing of the transaction. As a result, BioSante has not undertaken to value these items apart from the acquired in-process research and development of Cell Genesys.

The purchase price allocation study related to the acquired assets and liabilities of Cell Genesys arising from the transaction has not yet been finalized.  However, BioSante management does not expect a value to be attributed to the acquired intellectual property. Similarly, no value was ascribed to acquired intangible assets of Cell Genesys in the unaudited pro forma financial information contained in the Joint Proxy Statement/Prospectus and incorporated by reference into BioSante’s Current Report on Form 8-K dated October 14, 2009.

Please see BioSante’s response to Comment No. 9 with respect to accounting for IPR&D.

9.                                      Comment:  In addition, you include a pro forma adjustment to expense immediately $5 million of IPR&D.  Under current business combination accounting guidance, the fair value should be recognized and treated as an indefinite-lived asset and then amortized upon completion until the amount is depleted or impaired.  Please explain to us why you believe the immediate expensing or impairment of these research and development assets is appropriate.

Response:  As described on page 107 of the Joint Proxy Statement/Prospectus under the heading “The Merger — Anticipated Accounting Treatment,” “The merger will be accounted for under U.S. generally accepted accounting principles, or U.S. GAAP, as an acquisition of the net assets of Cell Genesys, whereby the individual assets and liabilities of Cell Genesys will be recorded by BioSante as of the completion of the merger based on their estimated fair values.  As Cell Genesys has ceased operations, the acquisition is not considered to be a business combination, and the allocation of the purchase price will not result in recognition of goodwill.”

BioSante acknowledges that under revised business combination accounting guidance, if the transaction with Cell Genesys were determined to be the acquisition of a business, the fair value of acquired IPR&D would be recognized at the date of the transaction as an indefinite-lived intangible asset, subject to future amortization or impairment consequences.  However, BioSante has determined that the assets and liabilities of Cell Genesys comprised a group of assets which did not constitute a business. This determination was based primarily on (A) the termination in 2008 of all of Cell Genesys’s remaining pharmaceutical development efforts due to the negative results of its clinical studies and (B) the resulting elimination of substantially all employees of Cell Genesys as a result of completed restructuring efforts undertaken during the fourth quarter of 2008 and the first half of 2009.

As such, BioSante included a pro forma adjustment within the unaudited pro forma financial information to immediately expense estimated value attributed to acquired IPR&D with no alternative future use (which included various patented and unpatented technologies which were acquired as a result of the transaction) as required by ASC 730-10-25-1, which requires that research and development costs within the scope of that accounting topic should be expensed as incurred.

The purchase price allocation study related to the acquired assets and liabilities of Cell Genesys arising from the transaction has not yet been finalized.  However, BioSante management expects that any value attributed to acquired IPR&D with no alternative future use will be expensed on the date of the consummation of the transaction to the extent that such costs are determined to be within the scope of ASC 730-10-25-2.

* * * * *

In connection with this response, BioSante Pharmaceuticals, Inc. acknowledges that:

1.               BioSante is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               BioSante may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above response to your comment, please call me at (612) 607-7287 to discuss any further questions or comments you might have concerning BioSante’s responses.

Very truly yours,

/s/ Amy E. Culbert

Amy E. Culbert

cc:           Stephen M. Simes, BioSante Pharmaceuticals, Inc.

Phillip B. Donenberg, BioSante Pharmaceuticals, Inc.

Benjamin G. Resch, Deloitte & Touche LLP